United States securities and exchange commission logo





                            April 13, 2021

       Thomas Bartrum
       General Counsel
       Privia Health Group, Inc.
       950 N. Glebe Rd., Suite 700
       Arlington, VA 22203

                                                        Re: Privia Health
Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 7, 2021
                                                            File No. 333-255086

       Dear Mr. Bartrum:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Form S-1 filed April 7, 2021

       The Offering, page 20

   1. You have disclosed that the number of shares of common stock to be outstanding following this offering
excludes 684,887 shares of common stock, plus future increases, reserved for future
issuance under your Second Amended and Restated Stock Option Plan as of December 31,
2020. Please revise to disclose here, and in the capitalization and dilution sections, the
number of your outstanding stock options, their weighted average exercise price per
share, and their vesting conditions expected at the offering. In that regard, we note your
board of directors recently approved a modification that accelerate the vesting of certain
outstanding stock options.
 Thomas Bartrum
FirstName   LastNameThomas   Bartrum
Privia Health Group, Inc.
Comapany
April       NamePrivia Health Group, Inc.
       13, 2021
April 213, 2021 Page 2
Page
FirstName LastName
       You may contact Li Xiao at 202-551-4391 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact
Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Richard Truesdell